Filed pursuant to Rule 433
Registration No. 333-230613
April 29, 2019

PRICING TERM SHEET

Issuer:	AEP Texas Inc.
Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings
Designation:	Senior Notes, Series G, due 2049
Principal Amount:	$300,000,000
Maturity:	May 1, 2049
Coupon:	4.15%
Interest Payment Dates:	May 1 and November 1
First Interest Payment Date:	November 1, 2019
Treasury Benchmark:	3.375% due November 15, 2048
Treasury Yield:	2.958%
Reoffer Spread:	T+120 basis points
Yield to Maturity:	4.158%
Price to Public:	99.864% of the principal amount thereof
Transaction Date:	April 29, 2019
Settlement Date:	May 1, 2019 (T+2)
Redemption Terms:
Make-whole call:	Prior to November 1, 2048 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after November 1, 2048 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00108W AJ9/US00108WAJ99
Joint Book-Running Managers:	Citigroup Global Markets Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC
Co-Manager:	The Huntington Investment Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or TD Securities (USA) LLC toll-free at 1-855-495-9846.